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                                               August 3, 2005


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:   Stone Arcade Acquisition Corporation
              Registration Statement on Form S-1
              (No. 333-124601)

Ladies and Gentlemen:

     In connection with the request of Stone Arcade Acquisition Corporation and the undersigned that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 4:00 PM, Eastern Time, on August 4, 2005, please be advised that the undersigned has effected approximately the following distribution of copies of the Preliminary Prospectus dated August 1, 2005:


                                Underwriters: 550
                                Dealers: 650
                                Individuals and Corporations: 408


                                              Very truly yours,

                                              MORGAN JOSEPH & CO. INC.


                                              By:  /s/ Mary Lou Malanoski
                                                   ---------------------------
                                                   Mary Lou Malanoski
                                                   Managing Director